Exhibit 99.1
Announcement on Cancellation of Shares

On March 26, 2020, the board of directors of Shinhan Financial Group Co., Ltd. (hereafter “SFG”) resolved to cancel the treasury shares to be acquired pursuant to the announcement on Form 6-K dated March 26, 2020.

1. Class and Number of Shares to be Cancelled	Common shares	5,484,460
	Preferred shares	—
2. Total Number of Shares Issued	Common shares	482,432,493
	Preferred shares	17,482,000
3. Face Value per Share	KRW 5,000

4. Estimated Amount to be Cancelled	KRW 150,000,000,000

5. Scheduled Period of Acquisition of Treasury Shares for Cancellation	From	March 27, 2020
	To	June 26, 2020
6. Acquisition Method of Treasury Shares to be Cancelled		Purchase on the stock exchange(KRX)
7. Scheduled Date of Cancellation	To be determined
8. Date of resolution by the board of directors	March 26, 2020

9. Other considerations:

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This decision to cancel shares is made in connection with the announcement on Form 6-K dated November 14, 2019, ‘Notice of Capital Management Policy in Relation to Proposed Stock Exchange Transaction with Orange Life Insurance.”

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Pursuant to Paragraph 1 of Article 343 of the Korean Commercial Code, the above share cancellation will proceed within the limit of profits available for dividends. While the number of shares issued will decrease, the total capital amount will not change due to the share cancellation.

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The above “1. Class and Number of Shares to be Cancelled – Common shares” and “4. Estimated Amount to be Cancelled” are calculated using the closing share price of common shares of SFG on March 25, 2020 (one day prior to this announcement). The actual number of shares to be cancelled is subject to change depending on share price fluctuation.

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SFG plans to cancel the treasury shares following the completion of the acquisition of the treasury shares. For detailed information regarding acquisition of the treasury shares, please refer to another Form 6-K announcement of SFG in respect of acquisition of the treasury shares made on the date hereof.

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Shinhan Financial Group is under consideration for a mid/long-term capital management policy together with shareholder return. In order to ensure predictability of the size and method of shareholder return, SFG will announce the details of established capital management policy through public disclosure. The date of the announcement will be determined in consideration of the current volatile market condition.